Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-139192 on Form S-8/A and Registration Statements No. 333-157670, No. 333-139192 and No 333-123802 on Form S-8 of our reports dated May 31, 2011(March 30, 2012 as to Note 23), relating to the consolidated financial statements and financial statement schedule of China Finance Online Co. Limited and its subsidiaries and variable interest entities (the “Company”), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to revision and enhancement of disclosure for contractual agreement for variable interest entities, stock options and income taxes), appearing in the Annual Report on Form 20-F/A, of the Company for the year ended December 31, 2010.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, People’s Republic of China

March 30, 2012